

06013452

**FILE NO. 82-34744**

in Issued and Outstanding Securities

*RECEIVED*

*2006 MAY 17*

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.NV |
| Reporting Period: | 04/01/2006 - 04/30/2006 |

*SUPPL*

## Summary

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 82,910,886 | As at : | 04/01/2006 |

### Effect on Issued & Outstanding Securities

| | |
|---|---|
| Stock Option Plan | 8,600 |
| Other Issuances and Cancellations | 0 |
| Issued & Outstanding Closing Balance : | 82,919,486 |

## Stock Option Plan

| Stock Options Outstanding Opening Balance: | 1,469,700 | As at : | 04/01/2006 |
|---|---|---|---|

| Effective Date | SAR | Options Granted | Options Exercised | Options Cancelled | SAR Reduction in Reserve |
|---|---|---|---|---|---|
| 04/30/2006 | N | | 8,600 | | |
| Totals | | 0 | 8,600 | 0 | 0 |

| **Stock Options Outstanding Closing Balance:** | **1,461,100** | As at : | 04/30/2006 |
|---|---|---|---|

## Other Issuances and Cancellations

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

## Filed on behalf of the Issuer by:

| | |
|---|---|
| Name: | Leslie Lawson |
| Phone: | 4032927909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 05/02/2006 16:21:59 |
| Last Updated: | 05/02/2006 16:20:08 |

PROCESSED

MAY 1 8 2006

THOMSON
FINANCIAL

FILE NO. 82-34744

## Form 1 Submission - Change in Issued and Outstanding Securities

RECEIVED

Issuer :               Canadian Utilities Limited
Symbol :               CU.X
Reporting Period:      04/01/2006 - 04/30/2006

### Summary

Issued & Outstanding Opening Balance :     .     44,016,284     As at :     04/01/2006

#### Effect on Issued & Outstanding Securities

Other Issuances and Cancellations                    0

Issued & Outstanding Closing Balance :         44,016,284

### Other Issuances and Cancellations

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

### Filed on behalf of the Issuer by:

Name:              Leslie Lawson
Phone:             4032927909
Email:             leslie.lawson@atco.com
Submission Date:   05/02/2006 16:23:23
Last Updated:      05/02/2006 16:22:55

FILE NO. 82-34744

## Form 1 Submission - Change in Issued and Outstanding Securities

RECEIVED

2006 MAY 17  A 9: 03

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

| Issuer : | Canadian Utilities Limited |
|---|---|
| Symbol : | CU.PR.T |
| Reporting Period: | 04/01/2006 - 04/30/2006 |

### Summary

| Issued & Outstanding Opening Balance : | 2,277,675 | As at : | 04/01/2006 |
|---|---|---|---|

### Effect on Issued & Outstanding Securities

| Other Issuances and Cancellations | 0 |
|---|---|

| Issued & Outstanding Closing Balance : | 2,277,675 |
|---|---|

### Other Issuances and Cancellations

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

### Filed on behalf of the Issuer by:

| Name: | Leslie Lawson |
|---|---|
| Phone: | 4032927909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 05/02/2006 16:28:32 |
| Last Updated: | 05/02/2006 16:28:24 |

FILE NO. 82-34744

## Form 1 Submission - Change in Issued and Outstanding Securities

RECEIVED

2006 MAY 17 A 9: 03

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Issuer :     Canadian Utilities Limited
Symbol :     CU.PR.V
Reporting Period:     04/01/2006 - 04/30/2006

**Summary**

Issued & Outstanding Opening Balance :  2,146,730  As at :  04/01/2006

### Effect on Issued & Outstanding Securities

Other Issuances and Cancellations  0

Issued & Outstanding Closing Balance :  2,146,730

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**

Name:     Leslie Lawson
Phone:     4032927909
Email:     leslie.lawson@atco.com
Submission Date:     05/02/2006 16:29:17
Last Updated:     05/02/2006 16:29:11

**FILE NO. 82-34744**

## Form 1 Submission - Change in Issued and Outstanding Securities  RECEIVED

2006 MAY 17  A 9: 03

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.PR.D |
| Reporting Period: | 04/01/2006 - 04/30/2006 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 635,700 | As at : | 04/01/2006 |

**Effect on Issued & Outstanding Securities**

| | |
|---|---|
| Other Issuances and Cancellations | 0 |

| | |
|---|---|
| Issued & Outstanding Closing Balance : | 635,700 |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Leslie Lawson |
| Phone: | 4032927909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 05/02/2006 16:27:43 |
| Last Updated: | 05/02/2006 16:27:37 |

**FILE NO. 82-34744**

RECEIVED

Form 1 Submission - Change in Issued and Outstanding Securities

2006 MAY 17 A 9: 03

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.PR.A |
| Reporting Period: | 04/01/2006 - 04/30/2006 |

**Summary**

Issued & Outstanding Opening Balance :  6,000,000   As at :   04/01/2006

**Effect on Issued & Outstanding Securities**

Other Issuances and Cancellations                     0

Issued & Outstanding Closing Balance :   6,000,000

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Leslie Lawson |
| Phone: | 4032927909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 05/02/2006 16:25:09 |
| Last Updated: | 05/02/2006 16:25:03 |

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

RECEIVED

2006 MAY 17  A 9:43

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.PR.B |
| Reporting Period: | 04/01/2006 - 04/30/2006 |

**Summary**

Issued & Outstanding Opening Balance :    6,000,000    As at :    04/01/2006

**Effect on Issued & Outstanding Securities**

Other Issuances and Cancellations    0

Issued & Outstanding Closing Balance :    6,000,000

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Leslie Lawson |
| Phone: | 4032927909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 05/02/2006 16:26:51 |
| Last Updated: | 05/02/2006 16:26:47 |